J.P. Morgan Securities Inc.

277 Park Avenue

New York, New York  10172

June 12, 2007

Via Facsimile and EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Pamela A. Long

Re:

BioFuel Energy Corp. – Registration Statement on Form S-1

(File No. 333-139203)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as Representative of the several Underwriters, hereby joins in the request of BioFuel Energy Corp. that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act at 12:00 p.m., Eastern time, on Tuesday, June 13, 2007, or as soon as practicable thereafter.  This request supercedes our requests of June 7, 2007 and June 12, 2007 requesting that effectiveness occur at 4:00 p.m. on each of June 11, 2007 and June 12, 2007, respectively.

Pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act regarding the distribution of preliminary prospectuses, we hereby advise the Commission that the distribution of the Preliminary Prospectus dated May 23, 2007 (the “Preliminary Prospectus”) commenced May 25, 2007 and continued through June 13, 2007.  Seventeen thousand five hundred forty-one (17,541) copies of the Preliminary Prospectus were distributed to prospective underwriters, institutional investors, dealers and others.

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In connection with the distribution of the Preliminary Prospectus for the above-mentioned issue, the underwriters have confirmed that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

J.P. Morgan Securities Inc.

For itself and on behalf of the

Several Underwriters

By: /s/ Richard Sesny

Name:  Richard Sesny

Title:  Vice President